Via EDGAR

September 30, 2005

Attn:	Brad Skinner
Mark Kronforst
Stathis Kouninis

	Re:	Quantum Corporation
Form 10-K for the fiscal year ended March 31, 2005
File No. 1-13449

Re: Request for extension of response time to Mr. Stathis Kouninis’ September 20, 2005 comment letter on the Quantum Corporation Form 10-K for the year ended March 31, 2005

Dear Mr. Stathis Kouninis,

      Quantum Corporation requested, and you granted, an extension of time for filing a response on the above referenced matter. We have committed to respond no later than Friday, October 21, 2005 versus the initial requirement for filing by October 4, 2005.

    We appreciate the extension.  It will allow us time to research and formulate thorough responses to the SEC comments.

Sincerely,

/s/ EDWARD J. HAYES, JR.

Edward J. Hayes, Jr.
Executive Vice President, Finance and Chief Financial Officer
Quantum Corporation